FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Binding bid to purchase 51.1% of the equity in Cesky Telecom a.s.	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

As part of the privatisation process for the listed Czech company Cesky Telecom a.s., Telefonica S.A. submitted a binding bid to purchase 51.1% of the equity in this company on 29 March. The bid price submitted by Telefonica S.A. is 502 Czech korunas per share, representing a total value of 2,745.87 million euro for 51.1% of the share capital of Cesky Telecom a.s.

Information issued yesterday by the Privatisation Committee formed for this process included a non -binding recommendation to the government of the Czech Republic in the light of bids submitted. In accordance with this information, the Privatisation Committee has proposed that the bid of Telefonica S.A. be declared winner of the tender, through which the privatisation is being conducted.

Telefonica S.A. is awaiting the final decision to be adopted in this respect by the government of the Czech Republic.

Madrid, March 31st, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 31st, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors